Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 9, 2018

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018

John Deere Capital Corporation

$500 million 3.650% Senior Notes Due October 12, 2023

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$500 million
Trade Date:	October 9, 2018
Settlement Date (T+3)**:	October 12, 2018
Maturity Date:	October 12, 2023
Benchmark Treasury:	2.875% due September 30, 2023
Benchmark Treasury Yield
and Price:	3.054%; 99-05 3/4
Spread to Treasury:	60 basis points
Reoffer Yield:	3.654%
Coupon:	3.650%
Coupon Payment Dates:	Semi-annually on April 12th and October 12th, commencing on April 12, 2019 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.982% plus accrued interest from October 12, 2018
Gross Spread:	0.350%
Net Proceeds (%):	99.632% plus accrued interest from October 12, 2018
Net Proceeds ($):	$498,160,000 plus accrued interest from October 12, 2018
CUSIP:	24422EUM9
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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